UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SigmaTel, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82661W 10 7 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82661W 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Creative Technology Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 7,649,970 (1) 6. Shared Voting Power -0- 7. Sole Dispositive Power 7,649,970 (1) 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,649,970 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 22.4% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 3,093,302 shares held directly by CTI Limited and 4,556,668 shares held directly by CTI II Limited, each of which is an indirect, wholly-owned subsidiary of Creative Technology Ltd. Creative Technology Ltd. has indirect beneficial ownership of the shares held by CTI Limited and CTI II Limited.
(2)	Based on SigmaTel, Inc.’s Form 10-Q for the quarter ended September 30, 2003.

CUSIP No. 82661W 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CTI Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,093,302 6. Shared Voting Power -0- 7. Sole Dispositive Power 3,093,302 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,093,302

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.1% (1)

12.	Type of Reporting Person (See Instructions) CO

(1)	Based on SigmaTel, Inc.’s Form 10-Q for the quarter ended September 30, 2003.

CUSIP No. 82661W 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CTI II Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 4,556,668 6. Shared Voting Power -0- 7. Sole Dispositive Power 4,556,668 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,556,668

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.3% (1)

12.	Type of Reporting Person (See Instructions) CO

(1)	Based on SigmaTel, Inc.’s Form 10-Q for the quarter ended September 30, 2003.

Item 1.	(a)	Name of Issuer: SigmaTel, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 3815 South Capital of Texas Highway Suite 300, Building 3, Austin, Texas 78704

Item 2.	(a)	Name of Person Filing: Creative Technology Ltd., CTI Limited, CTI II Limited

	(b)	Address of Principal Business Office or, if none, Residence: c/o Creative Technology Ltd. 31 International Business Park Creative Resource Singapore 609921

	(c)	Citizenship: Creative Technology Ltd. is a Singapore corporation. CTI Limited and CTI II Limited are Bermuda corporations.

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 82661W 10 7

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

See rows 5-11 of cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREATIVE TECHNOLOGY LTD. Dated: February 13, 2004

/s/ Ng Keh Long

Signature

Ng Keh Long, Chief Financial Officer

Name/Title

CTI LIMITED Dated: February 13, 2004

/s/ Ng Keh Long

Signature

Ng Keh Long, President

Name/Title

CTI II LIMITED Dated: February 13, 2004

/s/ Ng Keh Long

Signature

Ng Keh Long, President

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).